May 24, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Gentlemen:
We have read Item 4.01 of Form 8-K dated May 21, 2007, of The Princeton Review, Inc. and are in agreement with the statements contained in the first through fourth paragraphs on page one therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the second paragraph on page one therein, we had considered such matters in determining the nature, timing and extent of our procedures performed in our audits of the registrant’s 2006 and 2005 financial statements.
/s/ ERNST & YOUNG LLP
New York, NY